Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256

ELAN TO PRESENT AT THE COWEN AND COMPANY 31ST ANNUAL HEALTH CARE CONFERENCE

DUBLIN, IRELAND, February 23, 2011 -- Elan Corporation, plc (NYSE: ELN) announced today that it will present at the Cowen and Company 31st Annual Health Care Conference on Wednesday March 9, 2011 at 10:15 a.m. Eastern Standard Time and 3:15 p.m. Greenwich Mean Time.

Interested parties may access a live audio webcast of the presentation by visiting the Investor Relations section of the Elan website at http://www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the presentation will be available at the same URL.

About Elan Corporation, plc
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit www.elan.com.

Source: Elan Corporation, plc

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